

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 15, 2016

<u>Via E-mail</u>
Robert Colligan
Chief Financial Officer
Chimera Investment Corporation
520 Madison Avenue, 32nd Floor
New York, NY 10022

    Re: Chimera Investment Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 25, 2016
               File No. 001-33796

Dear Mr. Colligan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Tom Kluck

                                   Tom Kluck
                                   Legal Branch Chief
                                   Office of Real Estate and
                                   Commodities